Exhibit 99.1

Qihoo 360 Announces Changes to Its Management Team

BEIJING, Oct. 23, 2015 /PRNewswire/ -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today announced changes to its senior management team.

The Company has appointed Dr. Chao Yang as Chief Business Officer, primarily responsible for the Company’s sales and monetization activities. Dr. John Liu has resigned as the Company’s Chief Business Officer for personal reasons, effective immediately.

Furthermore, the Company has appointed Ms. Catherine Liu as Chief Strategy Officer, primarily responsible for its overall strategic planning and investment.

Mr. Guangdong Yu has resigned as the Company’s Senior Vice President for personal reasons and will serve as the Company’s Advisor Emeritus.

“Guangdong has been one of the key members of our team since 2006. We truly appreciate his contributions to the Company’s growth and expansion. We look forward to working with him in his new role. We would also like to thank Dr. Liu for his efforts and contributions in helping the Company build important business relationships with key international partners. We wish him the very best,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “The Board of Directors and I would like to take this opportunity to welcome Dr. Yang and Ms. Liu on board. We believe their extensive knowledge and experience, as well as strong track record of professional achievement would be excellent additions to our executive team, and create great value to the Company and its shareholders.”

Before joining the Company, Dr. Chao Yang had served as Chief Business Officer of the mobile Internet business division of Telling Telecommunications Holding Co., Ltd. (000829.SZ) since 2014. From 2007 to 2013, Dr. Yang was Dell’s President of the Greater China Region. Prior to that, Dr. Yang was Vice President for sales and service at Motorola and was in charge of the operators business in Motorola Personal Device Group, China. Dr. Yang received his doctor of business administration degree from the Hong Kong Polytechnic University.

Prior to join the Company, Ms. Catherine Liu was Head of China Technology investment banking at Credit Suisse. She joined Credit Suisse in 2011. Prior to that, she was a Vice President at Citigroup since 2009. Ms. Liu received a master’s degree in management from the University of California, Los Angeles.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com